PROSPECTUS                                      Filed Pursuant to Rule 424(b)(4)
                                                       Registration No. 33-75750

                           KELLSTROM INDUSTRIES, INC.
                (formerly known as Israel Tech Acquisition Corp.)

                        4,600,000 Shares of Common Stock
              Underlying Redeemable Common Stock Purchase Warrants

         This Prospectus relates to the issuance of a maximum of 4,600,000 shares of common stock, par value $.001 per share (the "Common Stock"), of Kellstrom Industries, Inc., a Delaware corporation (formerly known as Israel Tech Acquisition Corp.) (the "Company"), upon the exercise of the Company's outstanding Redeemable Common Stock Purchase Warrants (the "Warrants"). Each Warrant entitles the holder thereof to purchase one share of Common Stock for $5.00, subject to adjustment in certain circumstances, at any time through and including April 11, 2001. The Warrants are redeemable by the Company, with the consent of GKN Securities Corp. ("GKN") and Brean Murray, Foster Securities Inc. ("Brean Murray", and together with GKN, the "Underwriters") the underwriters of Company's initial public offering consummated in April 1994, upon notice (the "Redemption Notice") of not less than 30 days, at a price of $.01 per Warrant (the "Redemption Price"), provided that the last sale price of the Common Stock on all 20 consecutive trading days ending on the third day prior to the date on which the Redemption Notice is given has been at least 170% of the then effective exercise price of the Warrants (currently $8.50 based on the $5.00 exercise price, subject to adjustment). Based upon the historical price per share of the Common Stock, on the date of this Prospectus the Company has the ability to redeem the Warrants. The Company has obtained the consent of the Underwriters to redeem the Warrants and has provided notice to the warrantholders of its intention to redeem the Warrants on March 7, 1997. Any Warrants not exercised for shares of Common Stock prior to the close of business on the date fixed for redemption (the "Expiration Date") will be redeemed. From and after the Expiration Date, holders of Warrants will be entitled only to the Redemption Price.

         The principal market for trading of the Common Stock and the Warrants is the Nasdaq SmallCap Market under the symbols KELL and KELLW, respectively. On February 3, 1997, the last sale price for the Common Stock was $12.25 and for the Warrants was $7.13 as reported on the Nasdaq SmallCap Market.

                               -------------------

             PURCHASE OF THE COMMON STOCK IS SPECULATIVE, INVOLVES A
                  HIGH DEGREE OF RISK, AND SHOULD BE CONSIDERED
                ONLY BY PERSONS WHO CAN AFFORD THE LOSS OF THEIR
                               ENTIRE INVESTMENT.
                     SEE "RISK FACTORS" BEGINNING ON PAGE 5.

                               -------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                       Underwriting Discounts
                                Price to Public (1)       and Commissions(2)      Proceeds to Company (3)
                                -------------------       ------------------      -----------------------
Per Share....................                  $ 5.00               $ 0.25                    $ 4.75
Total(4).....................          $23,000,000.00       $ 1,150,000.00            $21,850,000.00

-------------------

(1)      Upon Exercise of each Warrant.

(2) The Underwriters are entitled to a commission of 5% of the exercise price for each Warrant exercised which is solicited by the Underwriters (the "Solicitation Fee"). The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Plan of Distribution".

(3)      Before deducting expenses payable by the Company, estimated at $50,000.

(4) Assuming exercise of all outstanding Warrants and the payment of the Solicitation Fee on the exercise of all the Warrants.

                               -------------------

                The date of this Prospectus is February 4, 1997.

                              AVAILABLE INFORMATION

         The  Company  is  subject  to  the  informational  requirements  of the
Securities  Exchange  Act of 1934,  as  amended  (the  "Exchange  Act"),  and in accordance therewith files periodic reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed with the Commission may be inspected and copied at the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 as well as at the following Commission regional offices: 500 West Madison Street, Chicago, Illinois 60661; Seven World Trade Center, New York, New York 10048; and 1401 Brickell Avenue, Miami, Florida 33131. Copies of such material can be obtained from the Public Reference Section of the Commission at prescribed rates by writing to the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Such reports and other information can also be reviewed through the Commission's Electronic Data Gathering, Analysis, and Retrieval System which is publicly available through the Commission's Web site (http://www.sec.gov).

         This Prospectus constitutes a part of a Registration Statement on Form S-3 filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), as Post-Effective Amendment No. 2 to the Company's Registration Statement on Form S-1 (No. 33-75750) (herein, together with all amendments and exhibits, referred to as the "Registration Statement"). This Prospectus does not contain all the information set forth in the Registration Statement, certain items of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and its Common Stock and Warrants, reference is hereby made to the Registration Statement. Statements contained herein concerning the provisions of any document are not necessarily complete, and in each instance reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement contained herein is qualified in its entirety by such reference.

         The Company furnishes annual reports to its stockholders which include audited financial statements. The Company may also furnish quarterly financial statements to its stockholders and such other reports as may be authorized by its Board of Directors.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents, which are on file with the Commission (Exchange Act File No. 0-23764), are incorporated in this Prospectus by reference and made a part hereof:

         (1) Annual Report on Form 10-KSB of the Company for the fiscal year ended December 31, 1995;

         (2) Quarterly Report on Form 10-QSB of the Company for the fiscal quarter ended March 31, 1996;

         (3) Current Report of the Company on Form 8-K filed on April 26, 1996; and

         (4) Quarterly Report on Form 10-QSB of the Company for the fiscal quarter ended June 30, 1996.

         (5) Quarterly Report on Form 10-QSB of the Company for the fiscal quarter ended September 30, 1996.

         (6)      Current Report of the Company on Form 8-K filed on January 30,
                  1997.

         The Company's Registration Statement on Form 8-A (which contains descriptions of the Common Stock and Warrants), which was declared effective by the Commission on April 11, 1994, is also incorporated in this Prospectus by reference and made a part hereof.

         All  documents  filed by the Company  with the  Commission  pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference in this Prospectus and shall be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated by reference in this Prospectus and filed with the Commission prior to the date of this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document which is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company hereby undertakes to provide without charge to each person to whom this Prospectus is delivered, on the written or oral request of any such person, a copy of any or all of the documents referred to above which have been or may be incorporated in this Prospectus by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents). Written or telephone requests for such copies should be directed to 14000 N.W. 4th Street, Sunrise, Florida 33325, Attention: Investor Relations (telephone number: (954) 845-0427).

         No dealer, salesman or other person is authorized in connection with any offering made hereby to give any information or to make any representation not contained in this Prospectus, and if given or made, such information or representation must not be relied upon as having been authorized by the Company.This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the registered securities offered hereby nor does it constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby to any person in any jurisdiction in which it is unlawful to make such an offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create any implication that the information contained herein is correct as of any date subsequent to the date hereof.

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----
AVAILABLE INFORMATION.......................................................  2
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.............................  2
THE COMPANY.................................................................  5
RISK FACTORS................................................................  5
USE OF PROCEEDS.............................................................  7
PLAN OF DISTRIBUTION......................................................... 8
DESCRIPTION OF WARRANTS...................................................... 9
INDEMNIFICATION OF DIRECTORS AND OFFICERS................................... 10
LEGAL MATTERS............................................................... 11
EXPERTS..................................................................... 11

                                   THE COMPANY

         Kellstrom Industries, Inc. ("Kellstrom" or the "Company"), which conducts its business under the name "Westco International", engages in the purchasing, refurbishing (through subcontractors), marketing and distributing of commercial jet engines and jet engine parts. The Company's customers include major domestic and international airlines, engine manufacturers, engine part distributors and dealers and overhaul service suppliers throughout the world. The Company enables customers to reduce their engine maintenance costs by providing Federal Aviation Administration- approved engines and engine parts on a timely basis and at competitive prices. Upon consummation by Israel Tech Acquisition Corp. ("ITAC") of the acquisition of substantially all of the assets of Kellstrom in June 1995, ITAC changed its name to Kellstrom. The Company's operations are conducted at its facility located at 14000 N.W. 4th Street, Sunrise, Florida 33325, and its telephone number is (954) 845-0427.

                                  RISK FACTORS

         The securities offered hereby are speculative and involve a high degree of risk. Each prospective investor should consider carefully the following risk factors in addition to the other information presented in, and incorporated by reference into, this Prospectus before making an investment decision.

         RISKS APPLICABLE TO THE AIRCRAFT ENGINE BUSINESS. An investment in companies in the aircraft engine part distribution and refurbishing (through third parties) business entails special considerations and risks. These businesses are highly competitive and are characterized by price fluctuations in inventories and the discontinuing of certain engine types due to airline operational decisions.

         DEPENDENCE UPON KEY PERSONNEL. The Company depends upon the efforts of the officers and directors of the Company. The loss of the services of such key personnel could have a material adverse effect on the Company's ability to successfully achieve its business objectives. Although each of the executive employees has executed an employment agreement which prohibits him from competing against the Company for a specified period of time, there can be no assurance that such remedy will be available to the Company or that such protection will mitigate any losses incurred as a result of a termination of employment.

         DIVIDENDS UNLIKELY. The Company has not paid any dividends on its Common Stock to date. The payment of dividends will be contingent upon the Company's revenues and earnings, if any, capital requirements and general financial condition. The payment of any dividends will be within the discretion of the Board of Directors of the Company. It is the present intention of the
Board to retain all earnings, if any, for use in the Company's business operations and,accordingly, the Board does not anticipate declaring any dividends in the foreseeable future.

         POSSIBLE VOLATILITY OF SECURITIES PRICES. The market price of the Company's securities may be highly volatile. Factors such as the Company's operating results or other announcements by the Company or its competitors may have a significant effect on the market price of the Company's securities. In addition, market prices for securities of many small capitalization companies have experienced wide fluctuations in response to variations in quarterly operating results and general economic indicators and conditions, as well as other factors beyond the control of the Company.

         SHARES ELIGIBLE FOR FUTURE SALE. Substantially all of the Company's outstanding shares of Common Stock and Warrants have been registered for sale under the Securities Act or are eligible for sale under an exemption therefrom. In addition, the holders of other warrants are entitled to certain "piggyback"registration rights upon the exercise of up to 400,000 shares of Common Stock, and holders of certain options will be entitled, upon exercise thereof, to up to 200,000 shares of Common Stock and Warrants to purchase up to 400,000 shares of Common Stock with certain demand and "piggyback" registration rights. The possibility that substantial amounts of Common Stock or Warrants may be sold in the public market may adversely affect prevailing market prices for the Common Stock or the Warrants and could impair the Company's ability to raise capital through the sale of its equity securities.

         OUTSTANDING WARRANTS AND OPTIONS; POTENTIAL ADVERSE EFFECT ON MARKET PRICE OF COMMON STOCK AND WARRANTS. The Company has 4,600,000 Warrants outstanding, exercisable at a price of $5.00 per share. Additionally, the Company has reserved an aggregate of 2,360,000 shares of Common Stock for issuance upon exercise of other outstanding warrants and options. To the extent that outstanding options and warrants are exercised, dilution of the percentage ownership of the Company's stockholders will occur, and any sales in the public market of the Common Stock underlying such options and warrants may adversely affect prevailing market prices for the Common Stock and the Warrants. Moreover, the terms upon which the Company will be able to obtain additional equity capital may be adversely affected since the holders of outstanding options and warrants can be expected to exercise them at a time when the Company would, in all likelihood, be able to obtain any needed capital on terms more favorable to the Company than those provided in the outstanding options and warrants.

         POSSIBLE INABILITY TO EXERCISE WARRANTS. The Company intends to qualify the sale of the Common Stock issuable upon exercise of the Warrants in a limited number of states. Although certain exemptions in the securities laws of certain states might permit Warrants to be transferred to purchasers in states other than those in which the Warrants were initially qualified, the Company will be prevented from issuing Common Stock in such other states upon the exercise of the Warrants unless an exemption from qualification is available or unless the issuance of Common Stock upon exercise of the Warrants is qualified. The Company is under no obligation to seek, and may decide not to seek or may not be able to obtain, qualification of the issuance of such Common Stock in all of the states in which the ultimate purchasers of the Warrants reside. In such a case, the Warrants held will expire and have no value if such Warrants cannot be sold.

         POTENTIAL ADVERSE EFFECT OF REDEMPTION OF WARRANTS. The Warrants may be redeemed by the Company, with the consent of the Underwriters, at any time upon notice of not less than 30 days, at a price of $.01 per Warrant (the "Redemption Price"), provided the closing sales price of the Common Stock on all 20 consecutive trading days ending on the third day prior to the day on which the Company gives notice has been at least 170% of the then effective exercise price ($8.50 based upon the current exercise price, subject to adjustment). Redemption of the Warrants could force the holders to exercise the Warrants and pay the exercise price at a time when it may be disadvantageous for the holders to do so, to sell the Warrants at the then current market price when they might otherwise wish to hold the Warrants or to accept the Redemption Price, which is likely to be substantially less than the market value of the Warrants at the time of redemption.

         AUTHORIZATION AND DISCRETIONARY ISSUANCE OF PREFERRED STOCK. The Company's Restated Certificate of Incorporation, as amended, authorizes the issuance of up to 1,000,000 shares of Preferred Stock with such rights and preferences as maybe determined from time to time by the Board of Directors. No shares of Preferred Stock are currently outstanding. Accordingly, under the Restated Certificate of Incorporation, as amended, the Board of Directors may, without stockholder approval, issue Preferred Stock with dividend, liquidation, conversion, voting, redemption or other rights which could adversely affect the voting power or other rights of the holders of the Common Stock. The issuance of any shares of Preferred Stock having rights superior to those of the Common Stock may result in a decrease of the value or market price of the Common Stock and could further be used by the Board as a device to prevent change in control of the Company. Holders of the Preferred Stock may have the right to receive dividends, certain preferences in liquidation and conversion rights. In addition, the Preferred Stock could be utilized under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company. Although the Company does not currently intend to issue any shares of Preferred Stock, there can be no assurance that the Company will not do so in the future.

                                 USE OF PROCEEDS

         The Company will derive net proceeds of approximately $21,800,000 upon exercise of all the Warrants, after payment of the costs of this offering and the 5% Warrant solicitation fee payable to the Underwriters (assuming that such fee is payable with respect to all such Warrants). The Company intends to apply approximately $4,000,000 of such proceeds to reduce outstanding indebtedness under the Company's working capital line of credit with Bank Atlantic, a federal savings bank ("Bank Atlantic"). The remaining net proceeds will be used to finance any future acquisitions, purchase additional inventory and for other working capital and general corporate purposes. The working capital line bears interest at the rate of 1% over the prime rate as announced from time to time by Bank Atlantic and matures on May 31, 1997. The Company anticipates that the amounts repaid under the credit facility with such proceeds will eventually be reborrowed in order to finance future purchases of inventory.

                              PLAN OF DISTRIBUTION

         The shares of Common Stock covered by this Prospectus are issuable upon exercise of the Warrants. The Company issued 4,300,000 of the Warrants in April 1994 as part of its initial public offering (the "Public Offering") of "Units", each consisting of one share of Common Stock and two Warrants. The Common Stock and the Warrants comprising the Units were detachable and separately transferable upon issuance. The remaining 300,000 Warrants, which are identical to the Warrants issued in the Public Offering, were issued by the Company in February 1994 upon consummation of a bridge financing.

         The Common Stock offered hereby is offered pursuant to the terms and conditions of the Warrants as described below. In connection with the Public Offering, the Company agreed, with respect to the exercise of the Warrants, to pay the Underwriters a fee of 5% of the exercise price for each Warrant exercised, provided that upon exercise thereof, (i) the market price of the Common Stock is greater than the exercise price of the Warrant; (ii) the exercise of the Warrant is solicited by the Underwriters; (iii) the Warrant is not held in a discretionary account; (iv) disclosure of compensation arrangements is made both at the time of the original offering and at the time of exercise (by delivery of a Prospectus or as otherwise required by applicable law, rule or regulation) and (v) the solicitation of the exercise of the Warrant was not in violation of Rule 10b-6 (as such rule or any successor rule may be in effect as of such time of exercise) promulgated under the Exchange Act. The Company agreed to indemnify the Underwriters against certain liabilities in connection with any post-effective amendment to the Registration Statement under the Securities Act.

         The Underwriters acted as the underwriters in connection with the Public Offering, in which the Company raised approximately $11,321,000 of net proceeds. In connection with the Public Offering, the Company paid the Underwriters approximately $950,000 in commissions and expenses, granted the Underwriters Unit Purchase Options ("Options") to purchase an aggregate of 200,000 shares of Common Stock and 400,000 Warrants, and granted the Underwriters certain other rights. The Options, which are exercisable at $7.62 per Unit at any time until April 11, 1998, grant the holders thereof certain "piggyback" and demand registration rights. The Company also agreed to indemnify the Underwriters against certain liabilities in connection with the Public Offering under the Securities Act. In February 1994, GKN acted as placement agent for the Company's bridge financing.

How to Exercise the Warrants

         Holders of the Warrants may exercise the Warrants by completing the form of "Purchase Form To Be Executed Upon Exercise of Warrant Certificate" appearing on the reverse side of the Warrant certificate, and forwarding the completed and duly executed Warrant certificate, together with the payment provided for therein, to Continental Stock Transfer & Trust Company (the "Warrant Agent"), 2 Broadway, New York, New York 10004, telephone (212)
509-4000. There are certain instructions on the reverse of the Warrant certificate; please contact the Warrant Agent in the event you have any further questions. In the event that the Warrant certificates and payments for exercise of the Warrants are not hand delivered to the Warrant Agent, registered mail or insured overnight delivery are recommended. In the case of beneficial owners of Warrants who hold in"street name" or "nominee name," please contact your broker or bank to arrange exercise. The holders of the Warrants do not have the rights or privileges of holders of the Common Stock prior to the exercise of the Warrants.

                             DESCRIPTION OF WARRANTS

         The Warrants were issued subject to the terms and conditions of the Warrant Agreement (the "Warrant Agreement") between the Company and the Warrant Agent. The following description of the Warrants is not complete and is qualified in all respects by reference to the Warrant Agreement, which is filed as an exhibit to the Registration Statement of which this Prospectus is a part. See "Available Information."

         Each Warrant entitles the holder thereof to purchase one share of Common Stock for $5.00, subject to adjustment in certain circumstances, at any time through and including April 11, 2001. The Warrants are redeemable by the Company, with the consent of the Underwriters, upon notice of not less than 30 days, at the Redemption Price, provided that the last sale price of the Common Stock on all 20 consecutive trading days ending on the third day prior to the date on which the Company gives notice has been at least 170% of the then effective exercise price of the Warrants (currently $8.50, based upon the $5.00 exercise price, subject to adjustment).

         The exercise price and the number of shares of Common Stock issuable upon the exercise of the Warrants are subject to adjustment in certain circumstances; including a stock dividend, recapitalization, reorganization, merger or consolidation of the Company. No fractional shares will be issued upon the exercise of the Warrants. If a Warrant holder exercises all the Warrants then owned of record, the Company will pay to such Warrant holder, in lieu of the issuance of any fractional share which is otherwise issuable to such holder, an amount in cash based on the market value of the Common Stock on the last trading day prior to the date of exercise. The Warrants are not subject to adjustment for issuances of Common Stock at a price below the exercise price of the Warrants.

         Any extension of the term of the Warrants will be subject to compliance with Rule 13e-4 under the Exchange Act including the filing of a Schedule 13E-4. Notice of any extension of the exercise period will be given to the Warrant holders. The Company does not presently contemplate any extension of the exercise period.

         In certain cases, the sale of securities by the Company upon exercise of Warrants could violate the securities laws of the United States, certain states thereof or other jurisdictions. The Company has agreed to use its best efforts to cause a registration statement with respect to such securities under the Securities Act to be effective during the term of the Warrants and to take such other actions under the laws of various states as may be required to cause the sale of securities upon exercise of Warrants to be lawful. However, the Company will not honor the exercise of the Warrants if, in the opinion of its Board of Directors upon advice of counsel, the sale of securities upon such exercise would be unlawful under federal or state securities laws or otherwise. The Company has taken action to qualify the sale of Common Stock in certain states where it has reason to believe that beneficial holders of Warrants reside. The fact that the Company has commenced such actions, however, does not mean that it will be able to successfully qualify the sales of Common Stock. In addition, there are other states in which shares of Common Stock may be purchased under an exemption from state securities laws and/or future action by the Company.

                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The General Corporation Law of the State of Delaware (the "GCL") authorizes Delaware corporations to eliminate or limit the personal liability of a director to the corporation or a stockholder for monetary damages for breach of certain fiduciary duties as a director, other than his duty of loyalty to the corporation and its stockholders, or for acts or omissions not in good faith or involving intentional misconduct or knowing violation of law, and the unlawful purchase or redemption of stock or payment of unlawful dividends or the receipt of improper benefits. The Company's Restated Certificate of Incorporation, as amended (the "Certificate of Incorporation"), includes a provision eliminating such personal liability. The Certificate of Incorporation, as well as the By-Laws of the Company, provide for the indemnification of the officers and directors of the Company to the fullest extent permitted under the GCL. In addition, the Company has executed agreements with the officers and directors of the Company that require the Company to indemnify such individuals for liabilities incurred by them because of an act, omission, neglect or breach of duty committed while acting in the capacity of an officer or director. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

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                                  LEGAL MATTERS

         Certain legal matters with respect to the Common Stock offered hereby have been passed upon for the Company by Gratch Jacobs & Brozman, P.C.

                                     EXPERTS

         The financial statements of the Company as of December 31, 1995 and 1994, and for each of the years in the two-year period ended December 31, 1995 have been incorporated herein by reference and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated herein by reference, and upon the authority of said firm as experts in accounting and auditing.

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